SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1.20 each

American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Álvaro Pérez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Sergio J. Galvis, Richard A. Pollack, Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
1 (212) 558-4000

☒   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

IMPORTANT LEGAL INFORMATION

This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2004.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

ENDESA has appealed to the Spanish Supreme Court the Cabinet’s decision to allow hostile takeover bid by Gas Natural

The next key steps in the process include approval by the Spanish National Securities Markets Commission (CNMV) of the takeover prospectus and the beginning of the acceptance period for the bid. This means that, depending on circumstances, the bid process may continue for at least another two months.

ENDESA’s recent share price performance and the market’s positive reception of our Strategic Plan underscore ENDESA’s higher value.

In light of recent reactions to this process, we at ENDESA are convinced that the market has clearly acknowledged the Company’s higher value.

There are a number of ongoing processes which could have a significant impact on the takeover bid.

New York, February 10th, 2006.- On February 3rd, the Spanish Cabinet ruled in favour of the consolidation that would take place if the Gas Natural’s hostile takeover of ENDESA goes through, but subject to certain conditions.

Regarding this ruling, ENDESA notified the CNMV on Monday February 6th that:

“In the wake of the Spanish Cabinet’s decision to approve the takeover of ENDESA by Gas Natural, the Executive Committee of ENDESA’s Board of Directors has decided to appeal this ruling at the Supreme Court.
ENDESA believes that the conditions imposed, together with the poor quality of Gas Natural’s project, mean that the business combination lacks strategic, economic and manufacturing rationale, while by the same token jeopardising the initiative due to the serious regulatory risk it entails.”

On February 9th, our Company lodged this appeal with the Supreme Court.

Meanwhile, Gas Natural’s Board of Directors, after analysing the conditions imposed by the Government, decided on Monday to go ahead with the operation and reiterated its intention of leaving the price and payment terms of its bid unchanged, even though the market has clearly and repeatedly signalled that these were insufficient and inadequate.

Ongoing processes

Since the hostile bid was launched, our Company has undertaken a series of initiatives in defence of the interests of our shareholders and employees and which are still are still pending resolution.

•
An appeal to the European Union’s Court of First Instance against the European Commission’s ruling that the deal falls under jurisdiction of the Spanish anti-trust authorities, and not the European courts.

We recall that on February 1st, the Court rejected ENDESA’s request that it issue preventative measures before analysing the appeal. Nonetheless, the Court’s ruling states that this decision in no way represents an opinion on the merits of the appeal. The Court will probably issue its final ruling before the takeover bid process is complete.

•
The request to the CNMV to insist that La Caixa fulfil its obligation to launch a takeover bid for 100% of Gas Natural, as while it only owns 32.5% of the share, the financial entity controls the gas company’s Board of Directors. In accordance with takeover law, this means it is obliged to launch a bid for 100% of the utility.

•	Various ongoing legal processes to declare the agreement between Gas Natural and Iberdrola null and void. This agreement reached prior to the bid launch is a vital component of the bid itself.

•	The Supreme Court appeal regarding the Cabinet’s decision to allow the consolidation that will result from the takeover bid, if successful.

These initiatives are still ongoing and could have an impact on the outcome of the bid.

ENDESA is worth more

In the meantime, ENDESA’s shares have rallied strongly on the equity markets. Our market cap has increased to Euro 25.939 million at the close of business yesterday, February 9th, a much higher value than Gas Natural’s bid. In some sessions during the last few days, the stock has traded as high as Euro 25 per share, closing yesterday at euro 24.50 per share, i.e., 15.7% above the Gas Natural’s bid.

In addition, since Gas Natural continues to propose paying ENDESA‘s shareholders one-third in cash and two-thirds in Gas Natural shares for their shares, this would represent Euro 21.18 at yesterday’s close prices, of which Euro 7.34 would be in cash and the remainder in Gas Natural shares.

Bearing in mind ENDESA’s close yesterday of Euro 24.50, not only is Gas Natural not offering our shareholders any control premium for the Company, their bid actually means giving up Euro 3.32 per share and waiving the Euro 2.095 interim dividend payable on 3 July in exchange for shares in Gas Natural, whose future performance is frankly uncertain and are clearly overvalued.

Market recognition of ENDESA’s higher value

The rally in ENDESA’s shares is partly due to the market’s reception of the Company’s excellent 2005 earnings announced on January 18th, which featured a 154% increase in net profit to Euro 3.182 million, a new Company record. Even stripping out capital gains generated by the disposal on non-core assets, mainly in the telecommunications sector, net income would have increased by 60% to Euro 1.841 million on like-for-like terms and would still imply a new record for the Company.

Thanks to its 2005 earnings, ENDESA is in the position of being able to seek approval at its next General Shareholders’ Meeting for a total gross dividend of Euro 2.4 per share against 2004 earnings (the sum of the Euro 0.305 per share interim dividend paid out in January and the Euro 2.095 final dividend to be paid in July if the Board approves it), representing a total dividend of Euro 2.541 million.

The market also reacted very positively to the Strategic Plan presented by ENDESA on 3 October, targeting, among other objectives, compound annual growth in net income of over 12% between 2005 and 2009 and the proposal to pay dividends over Euro 7 billion to shareholders. We highlight that our 2005 results handily beat the targets contained in this Plan and that the dividend to be proposed at the next General Shareholders’ Meeting, if approved, would be meeting 36% of the aforementioned dividend target in a single year.

These factors account for analysts’ recent earnings revisions. On average, the analyst community has raised price targets for the Company by 25% since the bid was announced and this processed has not finished. ABN Amro’s new price target is Euro 30 per share, while Credit Suisse First Boston has set its target at Euro 28.5 per share.

In sum, these facts and figures underscore the market’s acknowledgment of ENDESA’s higher value.

Gas Natural is sticking with a clearly insufficient bid

Meanwhile, the Board of Directors of Gas Natural has reiterated the terms of its bid, which according to market consensus are clearly insufficient and inadequate.

The market reacted negatively to the arguments made by Gas Natural in its announcement that it was accepting the conditions imposed by the Cabinet, in favour of its decision to leave the terms of its insufficient bid intact as well as its ungrounded criticism of ENDESA’s 2005 earnings, which have been duly audited.

The arguments made by Gas Natural reflect a lack of knowledge of the electricity sector. This, together with poor results from management of its gas business in recent years and its reluctance to give earnings guidance - in sharp contrast to the transparency and scope of guidance contained in ENDESA’s Strategic Plan - are further reasons to reject Gas Natural’s proposals.

In light of the fact that Gas Natural’s bid is insufficient and inadequate and that ENDESA’s strategic targets are far more solid and offer greater profitability, we do not believe the bid will prosper under current conditions. We have the firm conviction that our shareholders, aware of our Company’s higher value, will act accordingly.

A long road ahead

Gas Natural’s takeover bid still has a long and arduous way to go.

Within this context, we want to highlight the attitude of everybody that works for and with the Company. As expected, each and every one of them has continued to perform his or her tasks with the utmost professionalism that is our Company’s trademark and which is apparent in our 2005 results and has been duly noted by the market.

In sum, ENDESA has behaved, and will continue to do so, unwaveringly in defence of its shareholders and employees and in support of its business plan with an excellent outlook, while maintaining its customary commitment to the regions in which it operates.